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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Gateway Energy Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
367600 30 1
(CUSIP Number)
November 1, 2004**
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This constitutes a late filing.

CUSIP No.	367600 30 1	Page	2	of	7

1	NAMES OF REPORTING PERSONS Josh H. Buterin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		1,287,564 shares of Common Stock (1,262,610 shares of Common Stock as of November 1, 2004(1)(2))

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,287,564 shares of Common Stock (1,262,610 shares of Common Stock as of November 1, 2004(1)(2))

WITH:	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,287,564 shares of Common Stock (1,262,610 shares of Common Stock as of November 1, 2004(1)(2))

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.8% of Common Stock(3) (8.0% as of November 1, 2004(4))

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
Notes:
(1)	Includes 100,000 shares of Common Stock that were issuable as of November 1, 2004 upon the exercise of the Common Stock Purchase Warrant, dated November 1, 2004, issued by Gateway Energy Corporation to the undersigned (the “Warrant”). The undersigned subsequently exercised the Warrant pursuant to its terms and was issued 100,000 shares of Common Stock.
(2)	Includes 460,000 shares of Common Stock that were issuable as of November 1, 2004 upon the conversion of the Convertible Promissory Note, dated November 1, 2004, made by Gateway Energy Corporation in favor of the undersigned (the “Note”). The Note was made by Gateway Energy Corporation in exchange for a loan in the amount of $115,000 by the undersigned to enable Gateway Energy Corporation to repay principal and interest on its indebtedness to Southwest Bank of Texas and to pay interest payments with respect to the Subordinated Promissory Notes issued in connection with Gateway Energy Corporation’s recapitalization in 1997. Pursuant to the terms of the Note, the undersigned subsequently converted the unpaid principal amount and accrued but unpaid interest on the Note into 464,954 shares of Common Stock.
(3)	Based on 19,026,665 shares of Common Stock outstanding as of March 5, 2008, as reported in the March 28, 2008 Form 10-KSB filing by Gateway Energy Corporation.
(4)	Based on 15,778,349 shares of Common Stock outstanding as of August 10, 2004, as reported in the August 16, 2004 Form 10-QSB filing by Gateway Energy Corporation.

Page 2 of 7 Pages

Item 1(a). Name of Issuer:
Gateway Energy Corporation
Item 1(b). Address of Issuer’s Principal Executive Offices:
500 Dallas Street, Suite 2615
Houston, TX 77002
Item 2(a). Name of Person Filing:
Josh H. Buterin
Item 2(b). Address of Principal Business Office or, if None, Residence:
365 Kaw Lane East
Lake Quivira, KS 66217
Item 2(c). Citizenship:
United States of America
Item 2(d). Title of Class of Securities:
Common Stock, par value $.25 per share
Item 2(e). CUSIP Number:
367600 30 1
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

Page 3 of 7 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

1,287,564 shares of Common Stock (1,262,610 shares of Common Stock as of November 1, 2004(1)(2))

(b)	Percent of class:

6.8% of Common Stock(3) (8.0% as of November 1, 2004(4))

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

1,287,564 shares of Common Stock (1,262,610 shares of Common Stock as of November 1, 2004(1)(2))

(ii)	Shared power to vote or to direct the vote:

None

(iii)	Sole power to dispose or to direct the disposition of:

1,287,564 shares of Common Stock (1,262,610 shares of Common Stock as of November 1, 2004(1)(2))

Page 4 of 7 Pages

(iv)	Shared power to dispose or to direct the disposition of:

None
Notes:
(1)	Includes 100,000 shares of Common Stock that were issuable as of November 1, 2004 upon the exercise of the Common Stock Purchase Warrant, dated November 1, 2004, issued by Gateway Energy Corporation to the undersigned (the “Warrant”). The undersigned subsequently exercised the Warrant pursuant to its terms and was issued 100,000 shares of Common Stock.

(2)	Includes 460,000 shares of Common Stock that were issuable as of November 1, 2004 upon the conversion of the Convertible Promissory Note, dated November 1, 2004, made by Gateway Energy Corporation in favor of the undersigned (the “Note”). The Note was made by Gateway Energy Corporation in exchange for a loan in the amount of $115,000 by the undersigned to enable Gateway Energy Corporation to repay principal and interest on its indebtedness to Southwest Bank of Texas and to pay interest payments with respect to the Subordinated Promissory Notes issued in connection with Gateway Energy Corporation’s recapitalization in 1997. Pursuant to the terms of the Note, the undersigned subsequently converted the unpaid principal amount and accrued but unpaid interest on the Note into 464,954 shares of Common Stock.

(3)	Based on 19,026,665 shares of Common Stock outstanding as of March 5, 2008, as reported in the March 28, 2008 Form 10-KSB filing by Gateway Energy Corporation.

(4)	Based on 15,778,349 shares of Common Stock outstanding as of August 10, 2004, as reported in the August 16, 2004 Form 10-QSB filing by Gateway Energy Corporation.
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Page 5 of 7 Pages

Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable
Item 8. Identification and Classification of Members of the Group
Not applicable
Item 9. Notice of Dissolution of Group
Not applicable
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Page 6 of 7 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 7, 2008
Signature: /s/ Josh H. Buterin
Name/Title: Josh H. Buterin

Page 7 of 7 Pages